

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 24, 2008

Mr. Fred Zolla
Chief Executive Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, NY 10954

> **Re: Vemics, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 1, 2008**
> **File No. 000-52765**

Dear Mr. Zolla:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Scott Museles, Esq.
Shulman Rogers Gandal Pordy & Ecker, P.A.
Via facsimile: (301) 230-2891